SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Speedway Motorsports, Inc.

(Name of Subject Company)

Speedway Motorsports, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Senior Vice President and General Counsel

5555 Concord Parkway South

Concord, NC 28027

(704) 455-3239

With copies to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon St

Suite 3000

Charlotte, NC 28202

(704) 343-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on August 16, 2019 with the Securities and Exchange Commission (the “SEC”) by Speedway Motorsports, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share equal to $19.75, net to the holder of such Shares in cash, without interest, and subject to any withholding of taxes required by applicable law (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on August 16, 2019, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated August 16, 2019 (the Offer to Purchase and the related Letter of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The eighteenth paragraph under the header “Background of the Offer and the Merger” is hereby replaced with the following:

“The representatives of Morgan Stanley then discussed with the Special Committee certain preliminary financial analyses prepared by Morgan Stanley with respect to the $18.00 consideration per share in the April 23 Proposal. As part of such review, the representatives of Morgan Stanley noted, among other things, that the proposed offer price of $18.00 per Share in the April 23 Proposal represented a premium of approximately 29% to the closing price per Share of $13.94 on April 23, 2019 and a premium of approximately 24% to the volume weighted average trading price per Share of $14.53 for the 30-day period ended April 23, 2019. The representatives of Morgan Stanley also noted that a price of $18.00 per Share resulted in an implied multiple of aggregate value to the Company’s estimated next twelve months (“NTM”) earnings before interest, tax, depreciation and amortization (“EBITDA”) of 7.5x based on the Equity Research Case. Morgan Stanley also discussed preliminary discounted cash flow analyses (including various assumptions underlying such analyses) with the Special Committee, utilizing both the Management LRP and the Equity Research Case, and other preliminary financial analyses. The representatives of Morgan Stanley then discussed with the Special Committee other potential strategic alternatives for the Company, including the Company’s continuation as a stand-alone company, a minority investment in the Company by a third party or the sale of the Company to a third party. Morgan Stanley discussed with the Special Committee various strategic and financial parties that potentially could be interested in a transaction with the Company, either as a minority investor or as an acquiror of the whole Company, in the event the Smith Family and its affiliates were willing to sell their stake in the Company, notwithstanding Parent’s statement in the April 23 Proposal that the Smith Family and its affiliates, in their capacities as stockholders of the Company, had no interest in selling control of the Company.  As part of this discussion, the Special Committee reviewed various benefits and considerations associated with such other potential strategic alternatives, including, among other factors, the potential challenges the Company would face in improving its stock price on a stand-alone basis in the near term (with or without a minority investment by a third party) absent identifying and investing in attractive capital projects of scale, which, based on discussions that Morgan Stanley had had with the Company’s management, the Company had not, to date, identified.  A further discussion ensued, during which the Special Committee and its advisors discussed their belief that there was a low likelihood of any party (other than Parent) pursuing an acquisition of the Company for a number of reasons, including that (i) such parties were likely more interested at this time in companies that market the NASCAR brand and associated rights rather than in companies that operated the racing facilities, (ii) the Company’s revenue and earnings growth trajectory faced challenges in the current environment and (iii) Parent stated in the April 23 Proposal that it was not interested in selling control of the Company. It was also noted that no third parties had contacted the Company or the Special Committee to express an interest in acquiring the Company since the April 23 Proposal was made public. In connection with this discussion, the Special Committee, together with the representatives of Morgan Stanley and Simpson Thacher, also discussed (1) potential disadvantages associated with actively soliciting interest from third parties in a potential alternative acquisition transaction with the Company, particularly if the probability of attracting any credible interest was low, and (2) whether NASCAR, if it were to complete its proposed acquisition of ISC, could pursue an acquisition of the Company at some point in the future.”

(2) The sixth bullet point in the second paragraph under the heading “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger—Reasons for the Offer and the Merger; Recommendation of the Special Committee” is hereby replaced with the following:

“the Special Committee’s consideration of the risks and potential likelihood of achieving greater value for the Public Stockholders by pursuing strategic alternatives to the Offer and the Merger, including continuing as an independent public company and pursuing the Company’s management plan, a minority investment in the Company by a third party and the sale of the Company to a third party, relative to the benefits of the Offer and the Merger, taking into account that, among other factors, (i) the potential challenges the Company would face in improving its stock price on a stand-alone basis in the near term (with or without a minority investment by a third party) absent identifying and investing in attractive capital projects of scale, which, based on discussions that Morgan Stanley had had with the Company’s management, the Company had not, to date, identified and (ii) because the Smith Family and its affiliates currently own approximately 71.3% of the Company’s outstanding Shares, any alternative extraordinary transaction would require approval by the Smith Family and its affiliates, and that Parent stated in the April 23 Proposal that the Smith Family and its affiliates, in their capacities as stockholders of the Company, have no interest in selling control of the Company.”

Item 8. ADDITIONAL INFORMATION.

The first paragraph under the heading “Legal Proceedings” is hereby replaced with the following:

“On August 28, 2019, a purported stockholder of the Company filed a putative class action in the federal District Court for the District of Delaware captioned John Thompson v. Speedway Motorsports, Inc., et al., Case No. 1:19-cv-01597-UNA (D. Del. Aug. 28, 2019) (the “Stockholder Lawsuit”).  The Stockholder Lawsuit asserts that (a) O. Bruton Smith, William Brooks, B. Scott Smith, Bernard C. Byrd, Jr., (b) the Board and (c) the Special Committee failed to include information in the Schedule 14D-9 that rendered the Schedule 14D-9 false and/or misleading.  The complaint seeks, among other things, (a) injunctive relief preventing the consummation of the Transactions and directing the defendants to file an amended Schedule 14D-9, (b) rescission or rescissory damages in the event the Transactions are consummated and (c) an award of costs and attorneys’ fees.  While it is not possible to predict the outcome of litigation matters with certainty, the Company believes that the claims raised in the Stockholder Lawsuit are meritless.

Additional similar cases may be filed in connection with the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2019

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Michael D. Burch
Name: Michael D. Burch
Title: Senior Vice President and Chief Strategy Officer